SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

              MedicaLogic/Medscape, Inc. (F/K/A/MedicaLogic, Inc.)
              ----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    584642102
                                ---------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 4, 2001
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 92 Pages
                             Exhibit Index: Page 16

                                  SCHEDULE 13D

CUSIP NO. 584642102                                          Page 2 of 92 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2         Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]

3         SEC Use Only

4         Source of Funds*

                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6         Citizenship or Place of Organization

                  Cayman Islands

         Number of            7          Sole Voting Power
           Shares                              4,509,596
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               4,509,596

                              10        Shared Dispositive Power
                                               0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,509,596

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [x]

13        Percent of Class Represented By Amount in Row (11)

                  7.70%

14        Type of Reporting Person*

                  OO; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 584642102                                          Page 3 of 92 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No.  of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2         Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]

3         SEC Use Only

4         Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6         Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              4,509,596
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               4,509,596

                              10        Shared Dispositive Power
                                               0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,509,596

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [x]

13        Percent of Class Represented By Amount in Row (11)

                  7.70%

14        Type of Reporting Person*

                  PN; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 584642102                                          Page 4 of 92 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No.  of Above Person

                  QIH MANAGEMENT, INC.

2         Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]

3         SEC Use Only

4         Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6         Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              4,509,596
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               4,509,596

                              10        Shared Dispositive Power
                                               0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,509,596

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [x]

13        Percent of Class Represented By Amount in Row (11)

                  7.70%

14        Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 584642102                                          Page 5 of 92 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No.  of Above Person

                  SOROS FUND MANAGEMENT LLC

2         Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]

3         SEC Use Only

4         Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6         Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              4,509,596
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               4,509,596

                              10        Shared Dispositive Power
                                               0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,509,596

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [x]

13        Percent of Class Represented By Amount in Row (11)

                  7.70%

14        Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 584642102                                          Page 6 of 92 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No.  of Above Person

                  SFM DOMESTIC INVESTMENTS LLC

2         Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]

3         SEC Use Only

4         Source of Funds*

                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6         Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              4,509,596
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               4,509,596

                              10        Shared Dispositive Power
                                               0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,509,596

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [x]

13        Percent of Class Represented By Amount in Row (11)

                  7.70%

14        Type of Reporting Person*

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 584642102                                          Page 7 of 92 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

              GEORGE SOROS (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]

3         SEC Use Only

4         Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6         Citizenship or Place of Organization

                  United States

         Number of            7          Sole Voting Power
           Shares                              9,019,192
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               9,019,192

                              10        Shared Dispositive Power
                                               0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    9,019,192

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                       [ ]

13        Percent of Class Represented By Amount in Row (11)

                  14.66%

14        Type of Reporting Person*

                  IA


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 8 of 92 Pages



          This Statement on Schedule 13D relates to shares of Common Stock, no par value per share (the "Shares"), of MedicaLogic/Medscape, Inc. (f/k/a MedicaLogic, Inc.) (the "Issuer"). Certain of the securities reported herein were previously reported on Schedule 13G, the last amendment of which was filed on July 6, 2000. This Statement is being filed to report that certain of the Reporting Persons (as defined herein) have entered into an agreement with the Issuer, pursuant to which each of QIP and SFM Domestic (as such terms are defined herein) has acquired additional securities of the Issuer.

Item 1.   Security and Issuer.

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 20500 NW Evergreen Parkway, Hillsboro, Oregon 97124.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Quantum Industrial Partners LDC ("QIP");

               ii)  QIH Management Investor, L.P. (QIHMI");

               iii) QIH Management, Inc. ("QIH Management");

               iv)  Soros Fund Management LLC ("SFM LLC");

               v)   SFM Domestic Investments LLC ("SFM Domestic"); and

               vi)  Mr. George Soros ("Mr. Soros").

          This Statement relates to the Shares held for the accounts of QIP and SFM Domestic.

                              The Reporting Persons

          QIP, QIHMI and QIH Management
          -----------------------------

          QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management is to serve as the sole general partner of QIHMI. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York
10106. Current information concerning the identity and background of the directors and officers of QIH Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the securities held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

                                                             Page 9 of 92 Pages

          Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").

          SFM LLC, SFM Domestic and Mr. Soros
          -----------------------------------

          SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"). Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients.

          The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

          Pursuant to regulations promulgated under Section 13(d) of the Act, by virtue of the provisions of the QIP Contract, SFM LLC, and Mr. Soros, in his capacity as Chairman of SFM LLC, each may be deemed a beneficial owner of the securities held for the account of QIP.

          SFM Domestic is a Delaware limited liability company with its principal address at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The principal business of SFM Domestic is investment in securities. Mr. Soros is the sole managing member of SFM Domestic and in such capacity may be deemed to be the beneficial owner of the securities held for the account of SFM Domestic.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

          The securities held for the accounts of QIP and SFM Domestic may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

          All of the Shares reported herein as having been acquired for or disposed of from the accounts of QIP and/or SFM Domestic were acquired or disposed of for investment purposes. Except as set forth below and in Item 6, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

                                                            Page 10 of 92 Pages

          Neal Moszkowski ("Mr. Moskowski"), an employee of Soros Private Funds Management LLC, an affiliate of SFM LLC, and a non-managing member of SFM Domestic, is a director of the Issuer. As a director of the Issuer, Mr. Moszkowski may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 4,509,596 Shares (approximately 7.70% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A) 1,568,421 Shares held for the account of QIP, B) 1,666,666 Shares issuable upon the conversion of 1,666,666 shares of Series 1 Convertible Redeemable Preferred Stock (the "Series 1 Preferred Stock") and C) 1,274,509 Shares issuable upon the exercise of warrants held for the account of QIP.

          (ii) SFM Domestic may be deemed to beneficial owner of 4,509,596 shares (approximately 7.70% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of A) 1,568,421 Shares held for its account, B) 1,666,666 Shares issuable upon the conversion of 1,666,666 shares of Series 1 Preferred Stock and
C) 1,274,509 Shares issuable upon the exercise of warrants held for its account.

          (iii)Mr. Soros may be deemed the beneficial owner of 9,019,192 Shares (approximately 14.66% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic). This number consists of A) 1,568,421 Shares held for the account of QIP, B) 1,568,421 Shares held for the account of SFM Domestic, C) 1,666,666 Shares issuable upon the conversion of the 1,666,666 shares of Series 1 Preferred Stock held for the account of QIP, D) 1,274,509 Shares issuable upon the exercise of warrants held for the account of QIP, E) 1,666,666 Shares issuable upon the conversion of the 1,666,666 shares of Series 1 Preferred Stock held for the account of SFM Domestic and F) 1,274,509 Shares issuable upon the exercise of warrants held for the account of SFM Domestic.

          (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC (by virtue of the QIP contract) and Mr. Soros (as a result of his position with SFM LLC) may be deemed to have the sole power to direct the voting and disposition of the 4,509,596 Shares held for the account of QIP (assuming the conversion of all Series 1 Preferred Stock and the exercise of all warrants held for the account of QIP.)

          (ii) Each of SFM Domestic and Mr. Soros (in his capacity as sole managing member of SFM Domestic) may be deemed to have sole power to direct the voting and disposition of the 4,509,596 Shares held for the account of SFM Domestic (assuming the conversion of all Series 1 Preferred Stock and the exercise of all warrants held for the account of SFM Domestic.)

          (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since November 17, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

          (ii) Certain members of SFM Domestic, including Mr. Soros, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SFM Domestic.

                                                            Page 11 of 92 Pages

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On December 22, 2000, QIP and SFM Domestic entered into a Preferred Stock and Warrant Purchase Agreement with the Issuer, as amended by the First Amendment, dated as of December 22, 2000 (the "Purchase Agreement"), (copies of which are incorporated by reference hereto as Exhibits D and G respectively, and incorporated herein by reference in response to this Item 6). Pursuant to the Purchase Agreement, each of QIP and SFM Domestic purchased (i) 1,666,666 shares of the "Series 1 Preferred Stock" and (ii) warrants to purchase up to an aggregate of 1,274,509 shares of common stock (the "Warrant Shares"), at an exercise price of $0.01 per share, for an aggregate purchase price of $4,999,998.00 each. (A form of the Common Stock Purchase Warrant is incorporated by reference hereto as Exhibit F and incorporated herein by reference in response to this Item 6.) The purchase price was paid via forgiveness of Demand Promissory Notes issued on December 29, 2000 by the Issuer in the same amounts to each of SFM Domestic and QIP.

          For a period of one year, neither the warrant nor the Warrant Shares are transferable separately from the associated number of shares of Series 1 Preferred Stock (for each Warrant Share, this equals 1.307603565 shares of Series 1 Preferred Stock). The preferred stock is convertible into common stock on a share for share basis at the election of the holders thereof or automatically if (i) at any time after the one year anniversary of the issuance of the Series 1 Preferred Stock, the market price of the common stock achieves a value which is at least five (5) times the value of the Series 1 Conversion Price (as defined in the Articles of Amendment to the 1999 Restated Articles of Incorporation of the Issuer filed with the Secretary of State of the State of Oregon on January 4, 2001 (the "Amended Articles") (a copy of which is incorporated by reference hereto as Exhibit H and incorporated herein by reference to this Item 6)), which is initially $3.00 or (ii) there is a merger, consolidation, reorganization or sale of all or substantially all of the Issuer's assets pursuant to which the then outstanding common stock shall be converted into or exchanged for cash and/or fully-registered marketable securities at a price per share at least equal to five (5) times the value of the Series 1 Conversion Price. The Series 1 Conversion Price is subject to adjustment for stock splits, dividends, combinations or other reclassifications of common stock, or equivalents of common stock and certain issuances of common stock or equivalents of common stock below the Series 1 Conversion Price.

          The Series 1 Preferred Stock is redeemable for 100% of the purchase price plus accrued but unpaid dividends only if (i) there is a change of control in which the then outstanding common stock is not converted into or exchanged for cash and/or fully-registered marketable securities at a price per share at least equal to five (5) times the value of the Series 1 Conversion Price or (ii) the Issuer fails to obtain the shareholder approval (the "Shareholder Approval") contemplated by Section 4.2(b) of the Purchase Agreement for the issuance of shares of common stock in excess of 20% of the amount of shares of common stock outstanding as of the closing to the holders of Series 1 Preferred Stock, if such issuance is required by operation of the anti-dilution provisions of the Amended Articles.

          The holders of Series 1 Preferred Stock are entitled to appoint a director to the Issuer's Board of Directors and, pursuant to Section 7 of the Amended Articles, a majority of such holders must approve (i) a liquidation of the Issuer, including a sale transaction deemed to be a liquidation pursuant to the Amended Articles, (ii) a transfer of more than 50% of the voting power of the Issuer, (iii) material transactions valued at more than $5,000,000, (iv) the declaration or payment of any dividends, (v) redemption of any shares or other indebtedness of the Issuer, (vi)affiliate transactions (other than with wholly owned subsidiaries) and (vii) adverse changes to the terms of the Series 1 Preferred Stock or the creation of a senior or pari passu class of stock. Pursuant to Section 3.1 of the 2000 Second Amended and Restated Investor Rights Agreement (the "Investor Rights Agreement") (a copy of which is incorporated by reference hereto as Exhibit E and incorporated herein by reference in response to this Item 6) entered into at closing, the shareholders signatory thereto agree to vote shares of common stock or preferred stock held by such shareholder in favor of the Shareholder Approval.

                                                            Page 12 of 92 Pages


          From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          The foregoing description of the Purchase Agreement, the Investor Rights Agreement, the Amended Articles and the Common Stock Purchase Warrant do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference.

          Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                            Page 13 of 92 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     January 16, 2001              QUANTUM INDUSTRIAL PARTNERS LDC

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                           ------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date:     January 16, 2001              QIH MANAGEMENT INVESTOR, L.P.

                                        By: QIH MANAGEMENT, INC.,
                                            its General Partner

                                            By: /S/ RICHARD D. HOLAHAN, JR.
                                               --------------------------------
                                               Richard D. Holahan, Jr.
                                               Secretary


Date:     January 16, 2001              QIH MANAGEMENT, INC.

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                           ------------------------------------
                                           Richard D. Holahan, Jr.
                                           Secretary


Date:     January 16, 2001              SOROS FUND MANAGEMENT LLC

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                           ------------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel



Date:     January 16, 2001              SFM DOMESTIC INVESTMENTS LLC

                                        By:     George Soros
                                                Its Managing Member

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                           ------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                            Page 14 of 92 Pages


Date:     January 14, 2001              GEORGE SOROS

                                        By: /S/ RICHARD D. HOLAHAN, JR.
                                           ------------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


                                                                                           Page 15 of 92 Pages

                                                    ANNEX A

                           Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------
    Curacao Corporation                           Managing Director of                       Kaya Flamboyan 9
    Company N.V.                                  Netherlands Antilles                       Willemstad
      Managing Director                           corporations                               Curacao,
      (Netherlands Antilles)                                                                 Netherlands Antilles

    Inter Caribbean Services Limited              Administrative services                    Citco Building
      Secretary                                                                              Wickhams Cay
      (British Virgin Islands)                                                               Road Town
                                                                                             Tortola
                                                                                             British Virgin Islands


                                Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Michael C. Neus                               Deputy General Counsel of SFM LLC and      888 Seventh Avenue
    Director and Vice President                   General Counsel of Soros Private Funds     33rd Floor
    (United States)                               Management LLC                             New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of Soros Private   888 Seventh Avenue
    Director and Treasurer                        Funds Management LLC                       28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Secretary                                     SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106

         To the best of the Reporting Persons' knowledge /1/:

                  (a)      None of the above persons hold any Shares. /1/

                  (b)      None  of  the  above  persons  has  any  contracts,   arrangements,   understandings  or
relationships with respect to the Shares. /1/

----------
/1/ Certain persons may have an interest in SFM Domestic.


                                                            Page 16 of 92 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------

A.        Joint Filing Agreement, dated as of January 16, 2001, by and
          among  Quantum  Industrial   Partners  LDC,  QIH  Management
          Investor, L.P., QIH Management,  Inc., Soros Fund Management
          LLC,    SFM    Domestic    Investments    LLC   and   George
          Soros.......................................................     17

B.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................     19

C. Power of Attorney, dated as of January 24, 2000, granted by Quantum Industrial Partners LDC in favor of Mr. Michael C.
          Neus and Mr. Richard D. Holahan, Jr.........................     20

D.        Preferred Stock and Warrant  Purchase  Agreement,  dated Dec
          22, 2000, by and among MedicaLogic/Medscape, Inc. and certain investors, including Quantum Industrial Partners LDC
          and SFM Domestic Investments LLC............................     21

E.        2000 Second Amended and Restated  Investor Rights  Agreement
          dated  January 4, 2001,  by and among  MedicaLogic/Medscape,
          Inc. and certain  investors,  including  Quantum  Industrial
          Partners,     LDC    and    SFM     Domestic     Investments
          LLC.........................................................     42

F.        Form of Common Stock Purchase Warrant.......................     61

G.        First Amendment to the Preferred Stock and Warrant Agreement
          dated   as   of   December   22,   2000,    by   and   among
          MedicaLogic/Medscape, Inc. and certain investors, including Quantum Industrial Partners LDC and SFM Domestic Investments
          LLC.........................................................     71

H. Articles of Amendment to the 1999 Restated Articles of Incorporation of MedicaLogic/Medscape, Inc. filed on January
          4, 2001 ....................................................     76